Exhibit 12.1

D.R. HORTON, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the fiscal years ended September 30,					For the six months ended March 31,
	1998	1999	2000	2001	2002	2002	2003
	(dollars in thousands)
Consolidated pretax income before cumulative effect of change in accounting principle	$159,099	$263,826	$309,224	$407,797	$647,507	$259,775	$385,111
Minority interests in pretax income (loss) of subsidiaries which have incurred interest charges	—	—	—	—	1,322	1,099	(261)
Distributed income of equity investees, net of equity income or loss	—	—	—	—	668	4	75
Amortization of capitalized interest	47,995	58,153	69,566	91,401	136,142	51,746	89,228
Interest expensed	17,453	18,565	18,680	17,695	17,789	8,342	7,372

Earnings	$224,547	$340,544	$397,470	$516,893	$803,428	$320,966	$481,525

Interest incurred	$71,649	$83,090	$112,813	$139,914	$210,557	$87,830	$124,018

Fixed charges	$71,649	$83,090	$112,813	$139,914	$210,557	$87,830	$124,018

Ratio of earnings to fixed charges	3.13	4.10	3.52	3.69	3.82	3.65	3.88